Michael Petrina

Moose Mountain Technical Services

135 Devonshire Avenue, Iroquois Falls, Ontario, Canada

CONSENT OF QUALIFIED PERSON

I, Michael Petrina, P.Eng., Principal Mining Engineer with Moose Mountain Technical Services, hereby consent to the public filing of the technical report entitled, "Endeavour Silver Corp Terronera Project NI 43- 101 Technical Report” effective July 14, 2020 and dated July 31, 2020 the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated July 14, 2020 (the "News Release").

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31 day of July, 2020.

Michael Petrina, P.Eng.
Principal Mining Engineer
Moose Mountain Technical Services